EMERGING OPPORTUNITIES CORP

ONE GATEWAY CENTER, 26TH FL

NEWARK, NEW JESREY 07102

PH. 973 277 4239

FX. 862 772 3985

August 21, 2020

Division of Corporate Finance

Office of Real Estate and Construction

The United States Securities

and Exchange Commission

Washington DC 20549

Re:Emerging Opportunities Corp

Form 10-12G

Filed On July 29, 2020

File No. 000-56188

Ladies/Gentlemen:

This is to acknowledge the Staff Letter of August 19 2020. Emerging Opportunities Corp herein “Registrant” responds below as follows: The Staff comment is hereby reproduced in italics followed by Registrant’s Response.

STAFF COMMENT

General

1.Please revise the Form 10 cover page to reflect that you are registering your class of common stock under Section 12(g) rather than Section 12(b) of the Exchange Act. Also change the name of your EDGAR filings on sec.gov from Healthcare Opportunities Corp. to Emerging Opportunities Corp.

REGISTRANT’S RESPONSE

The proper box, 12(g) has been checked on the Form 10. The name change has also disclosed on EDGAR. Registrant has been advised by EDGAR technical team that the name change would populate with this filing.

STAFF COMMENT

Directors and Executive Officers, page 21

2.We note Franklin Ogele's affiliation with New Africa Petroleum Corp. Please revise to disclose the information required by Item 401(e) of Regulation S-K.

REGISTRANT’S RESPONSE

Franklin Ogele’s position as CEO/Chairman/Director of New Africa Petroleum has been disclosed on page 21 of the Amended Form 10

STAFF COMMENT

Statement of Cash Flows, page 32

3.Please revise your statement of cash flows to reflect the correct amounts for Paid in Capital in Excess of Par, Net Cash Provided by Financing Activities and Cash and Cash Equivalents, beginning of period.

REGISTRANT’S RESPONSE

The Statement of Cash Flows has been revised on page 33 of the Amended Form 10.

Sincerely,

/s/ Franklin Ogele

Franklin Ogele